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FORM 5

Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

Form 3 Holdings Reported

Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities
Exchange Act of 1934,
Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of
the Investment Company Act
of 1940

1. Name and Address of Reporting Person(*)	2. Issuer Name and Ticker or Trading Symbol	7. Individual or Joint/Group Reporting

(Check applicable line)

Quazzo, Stephen R.	Starwood Hotels & Resorts Worldwide, Inc./Starwood Hotels & Resorts HOT

X Form filed by One Reporting Person

(Last) (First) (Middle)		____ Form Filed by More Than One Reporting Person

3. IRS or Social Security Number of Reporting Person (Voluntary)

Transwestern Investment Company, LLC 150 North Wacker Suite 800

(Street)
4. Statement for Month/Year

Chicago IL 60608	December 2001

(City) (State) (Zip)
USA	5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
X Director
___ 10% Owner
___ Officer (give title below)

___ Other (Specify below)

TABLE I — NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

4. Securities Acquired (A)
or Disposed of (D)
(Instr. 3, 4 and 5)

	2. Transaction	3. Transaction
1. Title of Security	Date	Code
(Instr. 3)	(Month/Day/Year)	(Instr. 8)	Amount	(A) or (D)	Price

Shares(1)	(2)	A	1,420	A

[Additional columns below]

[Continued from above table]

5. Amount of	6. Ownership
Securities	Form:	7. Nature of
Beneficially Owned at	Direct	Indirect
end of Issuer's	(D) or	Beneficial
Fiscal Year	Indirect (I)	Ownership
(Instr. 3 and 4)	(Instr. 4)	(Instr. 4)

12,609	1	Trust(2)

397	1	Spouse

*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

SEC 2270 (7-96)

FORM 5 (CONTINUED)

TABLE II — DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
(E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

5. Number of
Derivative
Securities Acquired
(A) or
2. Conversion or	Disposed of (D)
Exercise	3. Transaction	(Instr. 3, 4,
1. Title of Derivative	Price of	Date	4. Transaction	and 5)
Security	Derivative	(Month/	Code
(Instr. 3)	Security	Day/Year)	(Instr. 8)	(A)	(D)

Option to Purchase Shares	$37.2800	6/29/01	A(3)	4,500

[Additional columns below]

[Continued from above table]

6. Date Exercisable		7. Title and Amount
and Expiration		of Underlying
Date		Securities
(Month/Day/		(Instr. 3 and 4)
Year)				8. Price of
			Amount or	Derivative
Date	Expiration		Number of	Security
Exercisable	Date	Title	Shares	(Instr. 5)

6/29/01	6/29/11	Shares(1)	4,500

[Additional columns below]

[Continued from above table]

9. Number of
Derivative	10. Ownership
Securities	of Derivative	11. Nature of
Beneficially	Security:	Indirect
Owned at End	Direct (D)	Beneficial
of Year	or Indirect (I)	Ownership
(Instr. 4)	(Instr. 4)	(Instr. 4)

40,500	D

Explanation of Responses:

/s/ Stephen R. Quazzo	2/13/02
Signature of Reporting Person(1)	Date
/s/ Stephen R. Quazzo	Date

Explanation of Responses:

(1) Each holder of shares of common stock (“Corporation Shares”) of Starwood Hotels & Resorts Worldwide, Inc. (“Starwood”) owns an equivalent number of Class B shares of beneficial interest (“Trust Shares”) of Starwood Hotels & Resorts, a real estate investment trust and subsidiary of Starwood. Corporation Shares and Trust Shares may be held and traded only in units consisting of one Corporation Share and one Trust Share (“Shares”).
(2) Shares accrued on various dates during 2001 by reporting person as director’s fees pursuant to the terms of Starwood’s Long-Term Compensation Plan (the “LTIP”). Shares reported were granted to the reporting person but registered to The Stephen R. Quazzo Trust of which the reporting person is the settlor and over which he exercises some investment control.
(3) Under the terms of the LTIP, certain eligible Directors of Starwood receive an annual grant of options to purchase Shares in amounts specified by the LTIP.
Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

      Note. File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

      Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

SEC 2270 (7-96)